Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2020
(Dollars in Thousands Except for Share and Par Value Information)

Assets

Cash	$	28,218
Financial instruments owned, at fair value ($2,416 pledged as collateral)		246,357
Securities purchased under agreements to resell, including $108,046 securities segregated in accordance with Rule 15c3-3		887,509
Securities borrowed		124,687
Receivables from brokers, dealers, and clearing organizations		42,197
Receivables from customers		9,735
Deferred tax assets, net		9,568
Other assets		23,992
Total assets	$	1,372,263

Liabilities and stockholder's equity

Liabilities:

Financial instruments sold, not yet purchased, at fair value	$	170,925
Payables to brokers, dealers, and clearing organizations		4,150
Other liabilities and accrued expenses		65,023
		240,098
Liabilities subordinated to claims of general creditors		360,000

Stockholder's equity:

Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)		10
Additional paid-in capital		643,794
Retained earnings		136,964
Accumulated other comprehensive loss		(8,603)
Total stockholder's equity		772,165
Total liabilities and stockholder's equity	$	1,372,263

See notes to financial statements.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.